Correspondence

January 29, 2019

VIA EDGAR AND OVERNIGHT EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:
Riot Blockchain, Inc.
Current Report on Form 8-K filed October 4, 2017
Response Letter dated March 26, 2018
Form 10-K for the Fiscal Year Ended December 31, 2017
Form 10-K/A for the Fiscal Year Ended December 31, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2018
Response Letter dated June 29, 2018
File No. 001-33675

Ladies and Gentlemen:

We are in receipt of your letter dated December 18, 2018 addressed to Riot Blockchain, Inc. (the "Company") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), regarding your review of the above referenced filings of the Company including the current, quarterly, and annual reports of the Company filed with the Commission (collectively, the "Filings").

In addition to the disclosures contained in the Amendment No. 2 to the Company's Registration Statement on Form S-3/A filed on January 03, 2019, the Company has filed Amendment No. 1 to its Quarterly Report on Form 10-Q for the Period ended September 30, 2018, on January 11, 2019 (the "Q3 2018 Report"), and, as applicable, prepared disclosures therein in response to the Staff's comments.

For your convenience, the texts of the Staff's comments are set forth herein below in italics, followed by our responses.

Riot Blockchain, Inc. 202 6th Street, Suite 401 ● Castle Rock, CO  80104 ● Tel. (303) 794 - 2000

United States Securities and Exchange Commission
January 29, 2019

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Condensed Interim Consolidated Financial Statements
Note 2. Basis of presentation, summary of significant accounting policies and recent accounting pronouncements
Digital Currencies Translations and Remeasurements, page 8

1.
We note your response to prior comment two of our letter dated June 15, 2018 and your disclosure on page 9 addressing the correction of an error related to your accounting for digital currencies. You assert that the correction of this error did not have a material impact on your previously reported interim financial statements. Please confirm whether this is the case because all previously reported changes in fair value are now reflected as impairment losses. Please also tell us how you have complied with the disclosure requirements set forth in ASC 350-30-50-3 related to these impairment losses.

Response

Materiality Analysis

The Company assessed the materiality of its change in its accounting policy from the "fair value" method to the "intangible assets" method, during the period ended September 30, 2018 and concluded that the change did not have a material impact on its previously reported financial position or results of operations.

This conclusion was based upon the historical prices of digital currencies as of each reporting period's quarter end. The US dollar spot price of digital assets declined in each subsequent quarterly period as compared to the prior quarter.  Therefore, the fair value method as previously used only recorded write-downs of digital currencies and no write-ups were recorded. This fact pattern resulted in no difference in the reported financial results for the prior period(s) included in the September 30, 2018 filing.  Following is a chart of the digital asset costs and impairment values used in the digital assets' analysis at each period end:

	Digital Currencies	Values
Date	Description	BTC	LTC	Comments

31-Dec-17 Period End Values		$14,156.40	$232.10	Q4 - 2017 was initial mining operations

31-Mar-18 Period End Values		$6,973.53	$116.61
	Change	$(7,182.87)	$(115.49)

30-Jun-18 Period End Values		$6,404.00	$81.37
	Change	$(569.53)	$(35.24)

30-Sep-18 Period End Values		$6,625.56	$61.14	Pro Forma: @ Fair Value

30-Sep-18 Period End Values (As Recorded)		$6,404.00	$61.14	Recorded computed @ lower of historical cost
	Change	$-	$(20.23)

The Company has revised its disclosures in its Form 10-Q Amendment #1, filed January 11, 2019 to comply with the disclosure requirements set forth in ASC 350-30-50-3 related to these impairment losses. For the convenience of the Staff, the entire amended disclosure as included on Form 10-Q/A filed on January 11, 2019, is reproduced below:

United States Securities and Exchange Commission
January 29, 2019

"Part I: Financial Information
Item 1: Condensed Interim Consolidated Financial Statements
Note 2: Basis of presentation, summary of significant accounting policies and recent accounting pronouncements

Digital Currencies Translations and Remeasurements

Digital currencies are included in current assets in the Company's consolidated balance sheets as intangible assets with indefinite useful lives. Digital currencies are recorded at cost less impairment.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The Company assesses impairment of its digital currencies quarterly if the fair value of digital assets is less than its cost basis.  The Company recognizes impairment losses on digital assets caused by decreases in fair value using the average US dollar spot price of the related digital currency as of each impairment date.  Impairment losses related to digital assets totaled $163,837 and $3,374,976 for the three and nine-month periods ended September 30, 2018, respectively. Impairment charges are included in as a separate line item in costs and expenses, in the accompanying statements of operations.

Realized gain or loss on the sale of digital currencies is included in other income or expenses in the condensed interim consolidated statements of operations. Realized gains on the sale of digital currencies totaled $219,247 and $451,341 for the three and nine month periods ended September 30, 2018, respectively.

The Company originally adopted an accounting policy regarding digital currencies transactions and remeasurement that stated:

"Digital currencies are recorded at their fair value on the date they are received as revenues, and are revalued to their current market value at each reporting date. Fair value is determined by taking the spot rate from the most liquid exchanges."

Based on reviews of the available accounting guidance, the Company has concluded that its originally adopted accounting policy was in error and the digital currencies should have been recorded at cost less impairment. The change in this accounting policy did not have a material impact of the Company's previously reported condensed interim consolidated financial statements."

ASC 350-30-50-3 Reporting Analysis

Following the change in accounting practices for the Company's digital currency assets, the Company has amended its compliance and reporting practices per ASC 350-30-50-3 to comport with the requirements for reporting of impairment losses. ASC 350-30-50-3 requires that, for each impairment loss recognized related to an intangible asset, all of the following information shall be disclosed in the notes to financial statements that include the period in which the impairment loss is recognized:

a.	a description of the impaired intangible asset and the facts and circumstances leading to the impairment;
b.	the amount of the impairment loss and the method for determining fair value Impairment;
c.	The caption in the income statement or the statement of activities in which the impairment loss is aggregated; and
d.	If applicable, the segment in which the impaired intangible asset is reported under Topic 280.

Accordingly, the Company has determined, after consulting with its outside public accountants and legal counsel, that the Company's previous disclosures regarding its accounting for digital currencies actually reflected the impairment losses it would have shown under the revised accounting policy and therefore that no revised disclosure is required to comply with ASC 350-30-50-3.

United States Securities and Exchange Commission
January 29, 2019

Item 2. Management's Discussion and Analysis…
Management's plans and basis of presentation:, page 27

2.
Please revise your fifth paragraphs in this section of your Form 10-Q for the quarter ended September 30, 2018 to expand your disclosure regarding your current mining operations, including, for example, the number of miners that were operating at your facility on September 30, 2018, and any expected changes.

Response

The Company acknowledges the Staff's comment and has revised its disclosure to: (i) explicitly state that it operates 8,000 digital currency miners, which includes 7,500 model S9 and 500 model L3+ miners, at its Oklahoma City, Oklahoma facility; (ii) state that the changes in the lease of the facility will not affect the number of miners deployed there; and (iii) state that the variable electricity charges under the amended lease agreement will enable the Company to operate its miners in a manner more responsive to various market and environmental forces affecting the relative profitability of its mining operation.  For the Staff's convenience, the full text of the disclosure is included below:

"Part I: Financial Information
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Management's plans and basis of presentation:

Digital Currency Mining Operations

Overview of Digital Currency Mining Operations

The primary focus of the Company is our digital currency mining operations.  Digital currencies are digital or virtual currencies used as a medium of exchange outside of the traditional state-backed fiat currencies. Digital or "crypto" currencies rely on complex cryptographically recorded data entries known as "blocks" on decentralized digital ledger system known as a blockchain.  Blocks are added to the blockchain chronologically and, once added, are unchangeable. Thus, digital currencies are seen as a secure means of storing and recording information regarding a transaction or set of transactions.  To incentivize the creation of blocks for the blockchain, digital currency tokens are awarded on a per block basis for block creation, a process which is known in the industry as digital currency mining.

The Company's digital currency mining operations focus primarily on bitcoin mining.  Bitcoin mining entails solving complex mathematical problems using custom designed and programmed application-specific integrated circuit computers (referred to as "miners"). Bitcoin miners provide transaction verification services to a given blockchain by solving complex algorithms to encode additional blocks into the blockchain; which blocks serve as immutable records of transactions once added to the blockchain. When a miner is successful in adding a block to the blockchain, it is rewarded with a fixed number of bitcoin. Blocks are added to the blockchain on a first-to-finish basis, meaning that the first miner to solve an algorithm and verify a given transaction is the only miner to receive a bitcoin reward.  This first-to-finish environment has created a computing power arms race whereby miners are encouraged through competition to allocate ever-increasing computing power (known as "hash rate") to solving algorithms in the hopes of finishing first.  The resulting energy costs are substantial, and, in light of the recent decline in the market price of bitcoin and other "benchmark" digital currencies such as bitcoin cash, litecoin, and ethereum, the profitability of digital currency mining operations has been reduced while competition to solve each block continues to increase.  The Company's digital currency mining operations operate at a maximum hash rate of 95 petahash per second.

In response to these factors, the Company has entered into digital currency mining pools, whereby multiple miners allocate their collective computing powers to solving a given algorithm, thereby increasing the hash rate devoted to a given algorithm while spreading the cost of providing that increased hash rate across the digital currency mining pool. By pooling their efforts, miners in a pool are more likely to receive a reward from the verification a given transaction than miners acting individually.  Pool miners are awarded a fractional reward based on the hash rate each miner contributed to the pool in a successfully solved algorithm by the pool operator, regardless of whether the individual miner actually solved the applicable algorithm and added a block to the blockchain.  Miners participating in digital currency mining pools accept the proportional share of a bitcoin reward rather than seeking to obtain whole bitcoin rewards individually for two reasons: first, by pooling their efforts, miners participating in a digital currency mining pool are able to devote a greater collective hash rate to solving a given algorithm than would be economically feasible for any individual miner to do so themselves, thereby increasing the likelihood they will receive more bitcoin from their digital currency mining activities on average than they would operating outside of a pool; and second, they enjoy the benefit of their fellow digital currency mining pool participants' contributed hash rates, without incurring the significant cost of producing a greater hash rate individually. The Company participates in pools on an at-will basis, and is under no obligation to remain in a given pool and may terminate its engagement with a given pool at any time.  Presently, management believes participating in digital currency mining pools is the most efficient means of digital currency mining digital currencies, but is under no obligation, nor does it provide any assurance that it will continue to do so in the future.

United States Securities and Exchange Commission
January 29, 2019

Oklahoma City Mining Facility

Beginning in February of 2018, we relocated our digital currency mining operations to our Oklahoma City, Oklahoma facility (our "Mining Facility"), which is leased by our subsidiary, Kairos Global Technology, Inc. ("Kairos"). As of September 30, 2018, we have moved all of our 8,000 digital currency miners, which includes 7,500 model S9 and 500 model L3+ miners, to our Mining Facility.  These miners have been installed and operational since being deployed in June of 2018. Kairos leased the Mining Facility from 7725 Reno #1, L.L.C.  ("7725 Reno") by a lease agreement dated February 27, 2018, as amended on March 26, 2018 (the "Lease"). Effective as of November 29, 2018, Kairos amended the Lease with 7725 Reno by: (i) extending the initial term of the Lease through August 15, 2019; (ii) effective as of December 1, 2018, changing the monthly rent for the Lease as follows: (a) $235,000 for December of 2018, (b) $230,000 for January of 2019, and (c) $190,000 per month thereafter for the duration of the Lease, including any renewals; (iii) reducing the monthly electricity usage charges due under the Lease; (iv) providing that Kairos will reimburse 7725 Reno for up to $14,000 of the costs of installing electricity metering devices in the facility; and (v) Kairos will have the option to renew the Lease for up to two (2) three (3) month periods after the expiration of the initial term of the Lease. Under the initial terms of the Lease, the Company was required to pay for 12 megawatts of power per month, regardless of the actual power consumption by its miners.  Before upgrades were made to the software of our miners which made our digital currency mining activities much more energy efficient, this fixed cost arrangement was beneficial to the Company, as the Company had access to the allotted 12 megawatts of power each month during a time of peak demand for electric power.  When the original Lease was entered into, computing power, and therefore electricity, was in high demand among competitors in the bitcoin mining industry, and securing access to 12 megawatts of electric power per month at a fixed price important given those market conditions. Subsequent changes to the software of our miners and facility improvements have made our miners far more energy-efficient and therefore, this fixed cost arrangement had become cost-inefficient, as the Company used less than the allotted 12 megawatts of power per month. Accordingly, for these reasons and other economic factors, the Company renegotiated the Lease.

The changes to the Lease do not impact the number of miners deployed at the facility.  The Company's monthly electricity usage costs are now variable, rather than fixed under the Lease, and are assessed at a lower rate per kilowatt/hour for the electricity used.  The reduction in the base rent was the product of negotiations between the Company and 7725 Reno and reflects changes to the economics of the Lease, rather than any change in the leased space or the number of deployed miners.  These changes to the Lease will allow the Company to be more responsive to changes in the profitability of its digital currency mining operations.

The Company can, under the amended Lease, decide to reduce or temporarily switch off any number of its miners in its Mining Facility and therefore reduce its variable electricity costs from its digital currency mining operation. Whereas under the original Lease, the Company would still have incurred the same electricity cost, regardless of actual electricity use. These changes allow the Company to monitor its monthly costs by optimizing its digital currency mining performance by operating its miners at less than full capacity during times of peak electricity rates.

United States Securities and Exchange Commission
January 29, 2019

Operation of the miners requires substantial electrical power, which power usage increases as the hash rate produced increases. Furthermore, miners generate a substantial amount of heat when operating, which heat must be dissipated to avoid damaging the miners' circuitry. Heat dissipation also requires significant electrical power. As the hash rate produced is increased, the heat generated by operation of the miners is increased. Therefore, as the hash rate produced from operation of the miners is increased, the electricity used in heat dissipation is also increased. Accordingly, the electricity cost incurred in operation of the miners increases exponentially as the hash rate produced is increased, as the electrical power required to operate the miners and to dissipate the heat they produce both increase as a function of the hash rate produced. This increased electricity usage comes at substantial cost to the Company, and, accordingly, when the conversion spot price of bitcoin declines, the profitability of operating the mine at peak capacity declines. Under the original Lease, the Company incurred the same electricity cost regardless of electricity used, so it was negatively incentivized to reduce or halt its digital currency mining activities in response to dips in the conversion spot price of bitcoin, effectively causing the Company to produce bitcoin at disadvantageous conversion spot prices. Under the amended Lease, however, the Company can reduce or even halt the operation of its miners temporarily in response to changing market conditions and obtain a corresponding reduction of its electricity costs for its Mining Facility. Furthermore, the Company expends electricity in dissipating environmental heat affecting its miners. As the environmental heat increases, so does the amount of electricity required to dissipate that heat. In times of extreme heat, the cost of dissipating environmental heat can be substantial. Accordingly, running the Company's miners at peak capacity during times of high heat is more expensive for the Company.  Because the amended Lease does not have a fixed power cost built in, the Company can reduce, increase, or even shut off the electric power devoted to the miners when environmental factors or market forces change the relative advantages of digital currency mining at a given time, without incurring the high fixed power cost required under the original Lease.  This variability in the Company's power costs resulting from the operation of its digital currency mining facility makes the Company's digital currency mining activities more responsive to variables affecting the cost of digital currency mining, therefore bringing more of the Company's variable expenses under the Lease within management's control."

United States Securities and Exchange Commission
January 29, 2019

3.
We note your response to prior comment 5 and your disclosure in your Form 10-Q for the quarter ended September 30, 2018 on page 27 that you have not entered into any formal vendor agreements with respect to your planned exchange. Please revise your disclosure to discuss the termination of your licensing and services agreement with Coinsquare, and to explain how the SynapseFi agreement will help you launch your platform. We also note that subsequent to your filing of  the Form 10-Q, you announced the entrance into an agreement with Shift Markets, Ltd. that provides you with Shift's crypto exchange platform. Please tell us why this information was furnished pursuant to Item 7.01 on a Form 9-K rather than as a material agreement under Item 1.01, and why the agreement will not be filed as a material agreement.

Response

Entry into Formal Vendor Agreements

The Company acknowledges the Staff's comment and has revised its disclosures accordingly.  The Company notes that its disclosure reported the termination of its agreement with goNumerical, Ltd. (d/b/a "Coinsquare"), and its entry into the SynapseFi Agreement, and that the statement that it had not entered into any formal vendor agreements with respect to its planned exchange was erroneously included in the disclosure. Accordingly, the Company has revised its disclosure to: (i) discuss its agreement with SynapseFi to provide RiotX with Banking Services; (ii) discuss the effect of the termination of the Coinsquare agreement on the development of RiotX and management's plans to replace it; and (iii) discuss its plans to enter into additional vendor agreements to complete the development of RiotX. For the Staff's convenience, the text of the amended disclosure is included below:

"Agreements with Third Party Vendors

As the Company continues to explore and develop its planned U.S.-based digital currency exchange, it will continue to develop relationships with third party vendors to support the RiotX exchange. As of September 30, 2018, the Company has entered into relationships with two third parties to provide RiotX with these core services.

(i) Banking Services

As previously reported on the Company's Periodic Report on Form 8-K filed on October 29, 2018, the Company's subsidiary, Logical Brokerage, has entered into a material definitive agreement with Synapse Financial Technologies, Inc. ("SynapseFi"), and its partner, Evolve Bank and Trust, to provide RiotX with banking services and transactional support (the "SynapseFi Agreement"). SynapseFi's proprietary software technologies will provide the RiotX exchange with secure banking services to enable RiotX users to efficiently and securely create accounts to hold, transfer, and deliver exchanged currencies, allowing RiotX users to make deposits and take withdrawals of fiat currencies into and from their RiotX user accounts.  SynapseFi is an industry leader in the provision of Application Program Interfaces ("API") to the financial services industry. SynapseFi's APIs provide a secure and stable means of communication between users and financial institutions, while providing security and compliance assurances to financial institutions. Under the terms of the SynapseFi Agreement, SynapseFi will engage Evolve Bancorp, Inc., through its subsidiary, Evolve Bank & Trust (collectively, "Evolve"), or any successor financial institution designated by SynapseFi, to provide Logical with all bank services directly. SynapseFi API will allow Logical to effectively communicate user requests to Evolve, while assisting Evolve with managed risks and compliance concerns associated with the exchange of digital currencies. Pursuant to the terms of the SynapseFi Agreement, Logical has also agreed to submit to periodic security, compliance and risk reviews and audits performed by SynapseFi on behalf of Evolve as a means of ensuring continued compliance and reliability for Evolve, SynapseFi, the Company, and its end users. The SynapseFi agreement is a significant milestone in the development of the planned RiotX exchange.

(ii) Trading Engine

On August 31st, 2018, the Company signed a Software Licensing and Subscription Services Agreement (the "Coinsquare Agreement") with goNumerical, Ltd. (d/b/a "Coinsquare") to provide the Company with a comprehensive digital currency exchange platform inclusive of a Trading Engine and Digital Wallet Services. Under the Coinsquare Agreement, Coinsquare would have been responsible for the day to day management, hosting, customer support and other operational services provided to RiotX users, and would have been responsible for integration of banking services software into RiotX once a software as service agreement was reached with a third party vendor. In total, the Coinsquare Agreement had an initial cost for the first year in excess of $1,500,000, an equity grant of 9.9% of the equity interest in RiotX Holdings, and an issuance of 450,000 shares of the Company's common stock to Coinsquare. The Coinsquare Agreement was terminated by mutual agreement of the Company and  Coinsquare on September 17, 2018, as reported by the Company on Form 8-K on September 18, 2018, prior to the issuance of the Company's common stock, and all shares of RiotX Holdings were returned by Coinsquare pursuant to the termination.  As of the date of the original filing of the Quarterly Report, November 19, 2018, the Company had not reached an agreement with a third party vendor or vendors to replace those services which would have been provided by Coinsquare pursuant to the Coinsquare Agreement, including a Trading Engine.

United States Securities and Exchange Commission
January 29, 2019

(iii) Digital Wallet Services

The Company plans to integrate SynapseFi's banking services technologies and a to-be-determined Digital Wallet Services provider's technology into a licensed Trading Engine in order to complete the development of the RiotX exchange. Digital Wallet Services will provide RiotX exchange users with secured means of storing digital currencies for exchange on RiotX.  Digital Wallet Services are a core component of the Company's planned RiotX exchange, and will be integrated into RiotX as soon as a service vendor is selected and an agreement is formalized. Once the Company has consummated an agreement with an appropriate Digital Wallet Services provider, The Company will be in a position to start bringing its RiotX digital currency exchange online in those jurisdictions where it has obtained regulatory approval."

Consequence of the Termination of the Coinsquare Agreement, the Impact of the SynapseFi Agreement, and the Materiality of the Shift Markets Agreement.

The termination of the licensing and services agreement with goNumerical, Ltd. (d/b/a "Coinsquare") (the "Coinsquare Agreement") was a substantial material agreement for the Company and it represented a significant partnership in the development of the Company's planned U.S.-based digital currency exchange, RiotX. As discussed in the revised disclosures above, the Coinsquare Agreement would have provided the Company with a comprehensive digital currency exchange platform inclusive of a Trading Engine and Digital Wallet Services, and would have been responsible for integrating the banking services software into RiotX, as well as for managing the day to day management, hosting, customer support and other operational services provided by RiotX to its end users. Furthermore, the contract price for the Coinsquare Agreement was $1,500,000 plus equity outlays consisting of 9.9% of the equity in RiotX Holdings, Inc., the Company's subsidiary, and 450,000 shares of the Company's common stock. The Coinsquare Agreement therefore represented a definitive material agreement which the Company reported accordingly. The termination of the Coinsquare Agreement, which the Company disclosed on Form 8-K filed on September 18, 2018, caused the Company to seek replacement service providers for those aspects of RiotX that would have been provided by Coinsquare, including a Trading Engine.

The Company reported the SynapseFi Agreement on form 8-K filed on October 29, 2018 under item 1.01, entry into material definitive agreements because SynapseFi is a unique service provider whose software as service agreement provides RiotX with secure and efficient banking services software. The SynpaseFi Agreement will enable RiotX users to gain access to accredited banking institutions, and it will provide the Company with assurances through its Application Program Interfaces ("API") of the identity and location of RiotX users.  The API provided by SynapseFi is nearly as important to the Company as the banking services it will provide, as the API enable the Company to better track and identify its users in order to prevent fraud and improper use of its RiotX exchange.  As the Company has previously disclosed, regulatory compliance has been and continues to be a top priority for its development of RiotX, including complying with territorial restrictions on the exchange of digital currencies.  SynapseFi's API will enable to Company to know where its end users are when they access RiotX, thereby enabling the Company to prevent, for example, a user from Montana, a state where the exchange of digital currencies is permitted, from traveling to neighboring Wyoming, where the exchange of digital currencies is not permitted, and using RiotX there.  The SynapseFi Agreement is therefore not just material to the development of RiotX, but is also material to the Company.

United States Securities and Exchange Commission
January 29, 2019

The Company acknowledges the Staff's concern regarding the materiality of the Shift Markets Agreement, but disagrees with the Staff's conclusion that it is a material definitive agreement requiring reporting under item 1.01 on Form 8-K. The Company disclosed its agreement with Shift Markets under item 7.01, Regulation FD Disclosure, on its current report on Form 8-K filed on November 28, 2018 as the agreement is a milestone in the development of its RiotX exchange, and the knowledge of the existence of the agreement itself would tend to affect the trading price of shares of its common stock.  Therefore, under Regulation FD, the Company was required to disclose the existence of the agreement to the market, but not the terms of said agreement, as they are immaterial to the Company and therefore would not tend to impact an investor's decision whether to invest in its stock. Various service providers were examined by the Company when seeking to replace the trading engine services to be provided under the terminated Coinsquare Agreement, and ultimately Shift Markets was chosen.  Nothing about their trading engine software, nor the services they will provide to RiotX are particularly important to the Company, and Shift Markets is easily replaceable with alternative service providers.  Furthermore, as disclosed in the Company's Amendment No. 2 to its Registration Statement on Form S-3/A filed on January 3, 2019, the Shift Markets Agreement amounts to less than 10% of the total contract price of the Coinsquare Agreement and represents less than 5% of the operating budget the Company has allocated to the RiotX exchange. The Shift Markets Agreement is therefore not material to the Company, whereas the Coinsquare and SynapseFi Agreements are material to the Company due to their scope, size, and uniqueness.

Both the Coinsquare and SynpaseFi Agreements offered the Company a unique and substantial service at a price which represented a significant outlay by the Company in terms of its total operation costs and its development budget for RiotX. The Shift Markets agreement, on the other hand, offers the Company with a relatively non-unique service, a Trading Engine, at a price representing less than five percent (5%) of the Company's total operating budget for RiotX, and at a total contract price of less than ten percent (10%) of the Coinsquare Agreement. Therefore, the agreement between Shift Markets and the Company itself is not material. However, the fact the Company has secured a Trading Engine for RiotX through the agreement is material, in that it represents a significant milestone in the development of RiotX. Whereas the Coinsquare and SynapseFi Agreements were material definitive agreements reportable under item 1.01 on Form 8-K, the Shift Markets agreement is not so-reportable, but, due to the progress in the development of RiotX indicated by securing a trading engine for the exchange, the Shift Markets agreement is reportable under Regulation FD, and therefore the Company so-reported it on Form 8-K under item 7.01.

United States Securities and Exchange Commission
January 29, 2019

Liquidity and Capital Resources, page 29

4.
We note your disclosure on page 30 that you will require additional capital in order to meet your ordinary business obligations for the next twelve months. Please revise to also disclose how long you expect your business will be able to continue its current and planned operations if you are unable to secure additional capital.

Response

The Company acknowledges the Staff's comment regarding its liquidity disclosures and has made additional clarifying disclosures accordingly. The Company notes that, due to the fluctuations in the market price for cryptocurrencies, and in particular that of bitcoin, the Company's largest digital currency asset, the Company cannot predict a date on which it would cease to continue as a going concern with any reasonable degree of accuracy.  As detailed in the Company's revised disclosure below, the Company can make significant drawbacks in its variable costs in order to survive for a three month period following a sustained decline in the conversion spot price of bitcoin below $3,000.00. The Company does not, at present, anticipate instituting these cost-savings measures, but it may have to do so in the future given the fluctuations in the conversion spot price of bitcoin.  Further, even if the conversion spot price of bitcoin reverses its 2018 trend, the Company will still need to raise additional capital to fund its strategic plans, including the development of its U.S.-based digital currency exchange.

If the Company were to provide a more definite estimation of its liquidity and going concern evaluation, any error in such estimation would potentially open the Company up to shareholder derivative suit.  By providing an estimate, even with strong cautionary statements regarding such forward looking statements, the Company would be unreasonably exposed to litigation which, regardless of its ultimate outcome, would require the Company to advance significant capital to defend the claim, shifting that capital away from its business operations and strategic plans. Furthermore, making such an estimate may place the Company in the difficult situation of arguing that the estimate it gave was a reasonable good faith estimate when it knew or should have known that such estimate was unreasonable.

Because of this significant risk and the lack of market precedent for disclosing such a going concern estimate, the Company chose instead to disclose a minimum operating window following a triggering event during which the Company expects it could continue as a going concern. By providing a minimum period for which the Company can continue as a going concern if it engages in certain cost-saving measures following a sustained dip in the conversion spot price of bitcoin, the Company believes it has balanced the competing goals of providing sufficient disclosure to the market for investors to make informed decisions regarding its stock, and protecting itself from potential harmful litigation. Accordingly, the Company has revised its disclosure regarding its liquidity in its Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the period ended September 30, 2018 as follows:

"Results of Operations

Liquidity and Capital Resources

The Company has experienced recurring losses and negative cash flows from operations.  We expect to continue to incur losses from operations for the near-term and these losses could be significant as we incur costs and expenses associated with recent and potential future acquisitions and development of the RiotX exchange platform, as well as public company, legal and administrative-related expenses being incurred. We are closely monitoring our cash balances, cash needs and expense levels.

As of September 30, 2018, the Company had approximate balances of cash and cash equivalents of $1,607,000, a working capital deficit of $1,178,000, total stockholders' equity of $16,532,000 and an accumulated deficit of $185,796,000. To date, the Company has in large part relied on debt and equity financing to fund its operations.  As of September 30, 2018, the Company has been closely monitoring its cash and cash equivalents and has reduced its operating expenses, as needed, in order to continue to execute the Company's strategy.  Management believes that the Company will require additional capital to meet its obligations arising from normal business operations for the next twelve months.  Without additional capital, the Company's ability to continue to operate as a going concern will be limited. If unable to obtain adequate capital, the Company could be forced to reduce or cease its operations. The Company is currently pursuing capital transactions in the form of debt and equity; however, management cannot provide any assurance that we will be successful in its plans.

United States Securities and Exchange Commission
January 29, 2019

Cash flow from our operations relies substantially on our ability to continue to mine digital currencies and the conversion spot price at which our digital currencies are exchangeable for U.S. Dollars.  We expect to generate ongoing revenues from the production of digital currencies, primarily bitcoins, in our Oklahoma City digital currency mining facility. Our ability to liquidate bitcoins at future values above the cost of production of bitcoins will affect our ability to generate positive cash flow from operations. However, our primary variable expense associated with our digital currency mining operation is the electricity expense of operating our Oklahoma City facility. Accordingly, the revenue from our digital currency mining operation is a function of the conversion spot price of bitcoin to U.S. Dollars over our electricity and other variable costs associated with operating our digital currency mining facility.

As of September 30, 2018, the trading spot price of bitcoin, our primary digital currency asset, has significantly declined from its highest conversion spot price in 2018. Management has determined that a conversion spot price for bitcoin of $3,000 per bitcoin is the lowest acceptable "floor price" at which continued peak operation of the mine comports with the Company's short- and long-term strategies. At a conversion spot price at or below $3,000 per bitcoin, the ratio of revenue generated to operating costs from our digital currency mining operation is not supportable based on current internal projections. Should the spot price of bitcoin fall below $3,000 per bitcoin, management may reduce or completely deactivate its digital currency miners as a cost-saving measure.  Management could substantially reduce or cease the Company's digital currency mining activities until such a time as bitcoin begins to trade at a more advantageous conversion spot price against the U.S. Dollar, at which point the Company could immediately re-initiate its miners and resume bitcoin production from its digital currency mining facility.

If the spot price of bitcoin were to consistently trade at or below $3,000 per bitcoin and management were to successfully reduce or eliminate its variable operating expenses associated with its digital currency mining operation, sell certain of its salable assets at prices below fair market value, reduce payroll and delay the launch of its RiotX exchange, management believes that the Company can continue as a going concern for at least three months.  This estimate is based on current internal projections of the Company's expenses, and does not account for unforeseen or unforeseeable costs such as additional legal or regulatory expenses which the Company cannot reasonably predict.  If such isolated or continuing unpredictable costs occur, the Company's predictions could change materially.

The Company does not, at present, anticipate initiating these cost mitigation efforts, but is prepared to do so should access to capital markets not materialize in the short-term. Cutting its core digital currency mining operations, reducing its payroll, and delaying the development and launch of its RiotX exchange platform may have a material negative impact on the trading price of our common stock, and our shareholders may lose part or all of their investment.  Management believes, however, that continued decline in the conversion price of bitcoin to U.S. Dollars may reduce cash flow to the extent that the Company is forced to engage in these cost-saving measures in order to continue as a going concern.

Additionally, even if the present trend of the decline in the conversion price of bitcoin to U.S. Dollars reverses and the Company is able to convert its digital currency assets to U.S. Dollars at a more advantageous price, the Company will need to raise additional capital to continue its operations and pursue its strategies, including the development of RiotX, and the need to respond to competitive pressures or unanticipated working capital requirements. The Company may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If the Company raises additional equity financing, the Company's shareholders may experience significant dilution of their ownership interests, and the value per share of the Company's common stock could decline. Furthermore, if the Company engages in additional debt financing, the holders of debt would have priority over the holders of common stock, and the Company may be required to accept terms that restrict its ability to incur additional indebtedness and take other actions that would otherwise possibly not be in the interests of the Company's shareholders, forcing it to maintain specified liquidity or other ratios."

United States Securities and Exchange Commission
January 29, 2019

General

5.
We note your disclosure regarding the March 26, 2018 acquisition of 92.5% of Logical Brokerage that you are investigating launching a digital currency exchange and futures operation. We also note your recent 8-K disclosure regarding your recent 8-K disclosure regarding your recent agreement with Shift Markets. Please ensure that your current plans with respect to the recent agreement and plans to launch a digital currency exchange and futures operation are clear, including the business risks and challenges of launching these operations, what aspects of launching these operations will be provided by Shift Markets pursuant to the agreement, and your anticipated timeline and estimated costs.

Response

The Company acknowledges the Staff's comment and has revised its disclosures regarding the development of its planned U.S.-based digital currency exchange, RiotX, accordingly.  The Company has revised its disclosures to: (i) provide an overview of the RiotX exchange; (ii) provide a discussion of its agreements with third party vendors to provide services to RiotX as discussed in the Company's response to the Staff's comment no. 3 above; (iii) provide an estimated project timeline for the development and launch of RiotX, including an initial launch by the end of the first quarter of 2019, and a subsequent rollout across 48 of the 50 states; (iv) provide a breakdown of the development and operational costs budgeted for RiotX by the Company; (v) provide a discussion of the regulatory framework of RiotX and the challenges regulatory compliance has posed to the development or RiotX; and (v) a discussion of the business risks associated with developing and operating the RiotX exchange. For the Staff's convenience, the full text of the amended disclosure (less the portion regarding the vendor agreements excerpted in the Company's response to the Staff's question no. 3 above) is included below:

"Development of a U.S.-Based Digital Currency Exchange

Overview of the RiotX Exchange

In addition to those business developments previously reported by the Company in its annual report on Form 10-K, quarterly reports on Form 10-Q, and periodic reports on Form 8-K, the Company has continued its exploration of the development of a U.S.-based digital currency exchange.  The Company has been investigating and pursuing the regulatory pathway for the launch of a digital currency exchange in the United States since the beginning of 2018. The Company's planned digital currency exchange under the name "RiotX" is being developed by and is contemplated to be operated through the Company's subsidiary, RiotX Holdings, Inc. ("RiotX Holdings") The Company believes that, by providing a stable and secure platform for the exchange of digital currencies, it will attract significant trading volume, thereby providing the Company with consistent revenue per trade, independent of the price of any one digital currency. The Company intends to launch RiotX for the exchange of bitcoin, bitcoin cash, litecoin, and ethereum (the "Exchanged Currencies") and for exchange of the Exchanged Currencies for U.S. Dollars by the end of the first quarter of 2019. The Company has selected the Exchanged Currencies for exchange on RiotX based on internal and external reviews, and will only include those currencies for which it has obtained regulatory approval.

The Company views its RiotX exchange as being comprised of three core services: (i) Banking Services; (ii) a Trading Engine; and (iii) Digital Wallet Services. The Company intends to provide each of these services by engaging experienced third-party vendors in the industry, which will be reviewed on a case-by-case basis by the Company's management, along with external advisors and legal counsel; ultimately subject to review by the Company's board of directors.  The Company plans to only contract with companies that have established track records as industry leaders, which comply with federal, state and local laws, and, if required, are in compliance with U.S. securities law to provide such services.  The Company assesses each vendor using a risk management process that evaluates key risk factors related to their performance and their potential impact on the Company, including, without limitation, its capital structure, financial condition and liquidity.  The Company has engaged external advisors and legal counsel to review contracts and conduct due diligence related to financial stability and performance and cybersecurity procedures of each vendor.  Additionally the Company assesses each vendor as they relate to its regulatory compliance framework needs such as reporting, fraud monitoring, know your customer, anti-money laundering, and data privacy standards to ensure compliance with applicable rules, regulations, and industry best practices. […]

United States Securities and Exchange Commission
January 29, 2019

Project Timeline for RiotX

The Company anticipates launching its RiotX digital currency exchange late in the first quarter of 2019, which is subject to change based on several factors. Once the exchange software is online, the Company plans to offer services in a limited number of states in order to fully validate the performance of the system and debug any potential issues with RiotX. Throughout this time, the Company plans to increase staff levels to support additional users and refine its procedures for compliance, security and general support of RiotX. As the Company obtains the necessary regulatory approval in a given jurisdiction, the Company intends to bring RiotX online in that jurisdiction, with the ultimate goal of bringing RiotX online in all 50 states except Hawaii and Wyoming by the end of 2019. The regulatory hurdles faced by the Company, and its progress in this regard, is discussed in greater detail under the section titled "Regulatory Framework of RiotX"¸ below.  Management believes this timeline is achievable, but, in light of difficulties in obtaining regulatory approval, reaching software as service agreements with third party vendors, and capital restrictions affecting the Company, this timeline may be delayed.

Reaching software service agreements with third party vendors for the RiotX exchange has presented a delay for the Company's development of the RiotX exchange. Termination of the Coinsquare Agreement requires the Company to replace Coinsquare with another provider (or providers) that would fulfill various technology components (such as the Trade Matching Engine and Digital Wallet Service for RiotX) as well as customer support and management services, all of which were to be handled by Coinsquare staff under the original Coinsquare Agreement. In addition to allocating its own personnel and resources to handling the customer service and troubleshooting aspects of the RiotX exchange which would have been handled by Coinsquare under the Coinsquare Agreement, the Company must integrate the services provided by third party vendors into the RiotX exchange to provide the Company with the necessary services for the development and operation of its planned exchange.

The timeline to launch the RiotX exchange will depend on several factors including, but not limited to: performance of the Company and its ability to finance its deployment; the federal and state regulatory landscape; the ability of the Company to secure proper licensing in each state in which it intends to operate; the Company's technology implementation schedule; and the Company's ability to raise capital to continue funding the development of the RiotX exchange. Any delay in these factors, as well as additional unforeseen or unforeseeable factors, may result in the delay of the launch of the RiotX exchange platform.

Cost of Development and Operation of RiotX

The Company estimates the initial development costs of launching the RiotX exchange inclusive of software development, license applications, legal fees, and general overhead should not exceed $250,000 prior to the anticipated launch by the end of the first quarter of 2019.  This estimate is based on current projections, and is subject to change as factors, such as protracted legal costs, affect the cost of development of the RiotX exchange. Once operational, the RiotX exchange budget for the 2019, inclusive of the contract costs of the SynapseFi agreement, as well as the to-be-determined Digital Wallet Services provider and Trading Engine Service provider, employee, utility, regulatory, and legal costs, is not anticipated to exceed $2,000,000 per year.  Factors such as rapid growth, changes in the regulatory landscape, and changes in our business plan could have a material adverse effect on these estimates, and, as such, these costs are subject to change over time. You should not assume that the estimates disclosed under this subheading of this prospectus are accurate on any date subsequent to the date set forth on the front of this prospectus. You should also not assume that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus, any applicable prospectus supplement or any related free writing prospectus is delivered, or securities are sold, on a later date.

Regulatory Framework of RiotX

As of the date of this prospectus, RiotX is licensed and/or approved in five states and has pending licenses in another 17 states, with review in another two states. The Company plans to be operational in 24 states by the launch date of RiotX by the end of the first quarter of 2019.  However, management continues to work towards the long-term goal of obtaining regulatory approval of the RiotX exchange in all 50 U.S. states, with the exception of Hawaii and Wyoming, by the end of 2019; which timeline is subject to delays caused by regulatory review, market forces, and other factors outside of the Company's control.

United States Securities and Exchange Commission
January 29, 2019

In furtherance of its plan for regulatory compliance, the Company's purchase of 92.5% of Logical Brokerage Corp. ("Logical Brokerage"), which is an introducing broker registered with the Commodities Futures Trading Commission and the National Futures Administration, was completed in March of 2018. The Company subsequently obtained a Money Services Business License from FinCEN in May of 2018. The Company then obtained a Money Transmitter License from the State of Florida for RiotX in June of 2018. In October Logical Brokerage and RiotX were approved for application in a consortium of 17 states for fast track approval for Money Transmitter Licenses. We expect to receive these licenses in the first quarter of 2019. In December of 2018, RiotX obtained a Sellers-Issuers of Payment Instruments and Money Transmitter License from the State of Georgia and is actively pursuing additional state Money Transmitter Licenses. Additionally, RiotX, through Logical Brokerage, is a licensed futures introducing broker registered with the Commodity Futures Trading Commission and is a member of the National Futures Association.  RiotX is licensed with FinCEN as a Money Service Business.  These additional licenses may permit the Company to explore additional exchange developments in the future.

Throughout 2019, the Company plans to pursue additional money transmitter licenses in the United States for RiotX, as well as a New York State Bitlicense, which will license the RiotX exchange to engage in cryptocurrency business in New York.  The New York State Bitlicense is seen as a benchmark license in the cryptocurrency business, and has traditionally been difficult to obtain.  In the Third and Fourth Quarter of 2018, however, New York State regulators have increased the number of New York State Bitlicenses issued, and have done so at a greater frequency than in previous quarters.  While management does not believe this bears any indication on its own application, management believes this movement indicates increasing action by New York State regulators to grant state licenses. The Company may not, however, ever succeed in obtaining a New York State Bitlicense for RiotX, and RiotX may therefore never obtain regulatory approval to conduct cryptocurrency business in New York.  This lack of regulatory approval in one of the largest and most economically important states in the United States could have a detrimental effect on the planned RiotX exchange, which may have a material negative impact on our business operations.

Business Risks Associated with RiotX

The Company has devoted significant resources to the development of the planned RiotX exchange and the Company may lose most or all of its investment if RiotX fails. If the Company faces significant delays in the deployment of RiotX, or if the development costs of RiotX become unbearable, the Company may have to reduce or even halt its efforts to develop and deploy RiotX. If the Company is unsuccessful in the deployment of RiotX, it may lose most or all of the capital it has invested into its planned exchange.  Additionally, if RiotX is not adopted by users, it may never gain traction in the market and become viable long-term. These risks to the deployment and adoption of RiotX pose significant risks to the capital the Company has invested in RiotX and the Company may be unable to sustain the short- and long-term costs associated with the development and operation of RiotX.

In addition to the disclosures made in its Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the period ended September 30, 2018, the Company has made corresponding updates to its Registration Statement on Form S-3, as amended December 12, 2018 and January 3, 2019, to include a thorough discussion of the Shift Markets Agreement and its impact on the development of the RiotX exchange.  Please see the Company's letter in response to the Staff's comment letter dated December 18, 2018 regarding Amendment No. 1 to the Company's Registration Statement on Form S-3 filed December 12, 2018 regarding the materiality of the Shift Markets Agreement.

United States Securities and Exchange Commission
January 29, 2019

6.	Please note, we are currently reviewing your amended Form S-3 and may have additional comments. Any additional comments will be provided under separate cover.

Response

The Company notes the Staff's comment regarding their comments to the Company's Form S-3 and directs the Staff's attention to the Amendment No. 2 to the Company's Registration Statement on Form S-3/A filed on January 3, 2019, and the associated correspondence from the Company to the Staff transmitted on January 11, 2019 regarding the same.

7.	We are continuing to evaluate your response to prior comment 13 of our letter dated June 15, 2018. We may have additional comments.

Response

The Company notes the Staff is still reviewing its response to the Staff's prior comment 13 of its letter dated June 15, 2018 and that additional comments may be outstanding regarding the same.

If you have any questions or request any further information, please do not hesitate to call or email the undersigned at (303)-794 – 2000 or contact our counsel, William R. Jackman of Rogers Towers, P.A. at (904) 398-3911.

Very truly yours,

/s/ Robby Chang
Chief Financial Officer